SOCIAL REALITY, INC.

April 25, 2012

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Telephone Number: (202) 551-3715

RE:	Social Reality, Inc.

Registration Statement on Form S-1

Filed April 11, 2012

File No. 333-179151

Dear Mr. Spirgel:

We are submitting this letter in response to your comments of April 19, 2012, with regard to the above referenced filing of Social Reality, Inc. (“Company”). This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

General

1. We note your response to comment one from our letter dated February 16, 2012. We continue to believe the current offering—as structured—is an indirect primary offering based on the significant number of non-affiliate shares which you registering for resale. As we noted in comment one in our letter dated February 16, 2012, please revise to fix the offering price for the duration of the entire offering (not until a market develops in your shares) and identify all of the selling stockholders as underwriters (not may be deemed underwriters). Otherwise please revise your offering to be more consistent with a bona fide secondary offering or provide us a detailed analysis as to why the offering by your nonaffiliated shareholders should be considered a secondary offering. Your analysis should account for the factors set out in comment one from our letter dated February 16, 2012.and selling shareholders, any relationships among the selling shareholders, the manner in which each selling shareholder received the shares, how long the selling shareholders have held their shares, and the dollar value of the shares being registered in relation to the proceeds you received from the selling shareholders for the shares. Please also identify if any of the selling shareholders is in the business of buying and selling securities or confirm that this is not the case.

SOCIAL REALITY, INC.

In the alternative, revise your offering to be more consistent with a bona fide secondary Offering;

Response:	We revised our offering to be more consistent with a bona fide secondary offering by reducing the number of shares that each selling shareholder is registering to equal 1/3 of each of their individual holdings and approximately 24% of Moises Investment Group. Please note that although the Moises Investment Group holds a majority of the Class A common shares, we do not believe it is an affiliate as that term is defined in Rule 405 as a result of the 2 classes of common stock and it having the approximately 2% of the total votes eligible to elect directs once the 2 classes structure is taken into account.

Risk Factors, page 4

2. We note your responses to comments five and six from our letter dated February 16, 2012. We note from the bottom of page 8 you use prepaid Visa debit cards to compensate your endorsers. Please tell us supplementally the total amount of prepaid Visa debit cards issued to your endorsers and if material amounts have been issued to certain endorsers.

Response:	Although we have intended to provide pre-paid visa cards in a diminimus amount (less than $10.00) to certain participants in prior campaigns, to date, we have not done so. In the future, we will review this issue and if appropriate, update our disclosures accordingly.

We will require additional financing to expand our business…, page 4

3. Please revise to quantify the amount of additional financing you will require in the next 12 months. Also, update your MD&A as necessary.

Response:	We have revised both our risk factors and MD&A to disclose that we may raise up to $5,000,000 to implement an accelerated growth plan.

4. We note your response to comment 13 that states you have revised your disclosure to clarify you have no compliance procedures and do not have any internal policies and rely on the policies of your partners. Please tell us specifically where you have incorporated this response into your disclosure.

Response:	After review, we discovered that the revision did not make it into the filed document. We have accordingly, updated our disclosure in both the risk factors and government regulation section of our business description to clarify that “We currently have not developed our internal compliance program nor do we have policies in place to monitor compliance. Instead, we rely on the policies of our publishing partners.”

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SOCIAL REALITY, INC.

Our Campaigns, page 16

5. We note your disclosure that participants in your campaigns do not receive any cash compensation but may receive other incentives such as social recognition or the ability to enter a sweepstakes. However, on pages 8 and 9, you disclose you compensate endorsers and certain users through prepaid Visa debit cards, coupons, discounts, and entry into sweepstakes. Please advise and revise as necessary.

Response:	We have revised our disclosure to remove the reference to prepaid visa cards, coupons and discounts in both our risk factors and government regulation sections.

Revenue Recognition, page 40

6. We note your response to comment 33 from our letter dated February 16, 2012. As previously requested, please advise us in detail on the nature of the amount that you are recognizing as revenue, including how your fees are determined. Tell us why there is a difference between cash actually collected from advertisers and agencies and actual fees billed to them.

Response:	The nature of our revenue consists of fees billed to advertising customers for (i) the development and management of social media marketing campaigns and programs (including the building of custom applications to be used in connection with the campaigns); and (ii) the sales of media on our publishing partner websites and applications.

We develop and manage social media marketing campaigns for our advertising customers. These services are provided on a campaign by campaign basis. Compensation for these services is paid to us by our advertising customers and is comprised of a flat fee for the building, management and monitoring of the application/campaign and in some instances, we will also be compensated on a cost per thousand impression (“CPM”) basis and/or cost per engagement (“CPE”) basis by such advertiser. Revenue is earned when the required impressions are achieved. Our contracts with advertising customers and agencies include the insertion dates, advertising requirements, billing terms and other conditions.

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SOCIAL REALITY, INC.

In general, cash collected from our advertising customers and agencies will equal fees billed to them. Historically, we have collected substantially all fees billed.

In certain of our contracts, payments to the publishing partner websites are based on cash collections, rather than the fees billed. In the unlikely event that cash collections were less than the fee billed, for these contracts we are only liable to the publisher for payment based on collections. In these cases, we recognize revenue on a net basis, net of payments to the publishers.

7. We note it is your policy to recognize revenue from targeted and measurable online advertising campaigns and programs for which you bear a risk of loss and from sponsored and custom campaigns on a gross basis. With a view towards expanded disclosure, please explain to us in detail the nature and your revenue generating activities and obligations with respect to (a) a “targeted and measurable online advertising campaigns and programs” (b) a sponsored campaign, and (c) a custom campaign. With respect to each type of arrangement, explain to us in detail why you believe you are the primary obligor and not the publishing partner website.

Response:	For targeted and measurable online advertising campaigns, we earn revenue from the sale of advertising on the publishing partner websites. Revenue from advertisers is based on negotiated rates with those advertisers. Payments to publishing partner websites are based on rates negotiated with those websites independently from our advertising customer contracts. For these campaigns recognized on a gross basis, our payments to publishing partner websites are our responsibility and are due to those publishers, regardless as to whether we receive payment from our advertisers or not.

For sponsored campaigns, we develop an advertising campaign and applications which are integrated with the publishing partner website. We bill our advertising customers for the development of the campaigns and for the placement of advertising. The costs that we incur to the publishing partners’ websites are based on rates negotiated with those publishing partners independently from our advertising customer contracts. Our payments to publishing partner websites are our responsibility and are due to those publishers, regardless as to whether we receive payment from our advertisers or not.

For custom campaigns, we develop an advertising campaign and applications which are geared towards multiple publishing partner websites. We bill our advertising customers for the development of the campaigns and for the placement of advertising. The costs that we incur to the publishing partners’ websites are based on rates negotiated with those publishing partners independently from our advertising customer contracts. Our payments to publishing partner websites are our responsibility and are due to those publishers, regardless as to whether we receive payment from our advertisers or not.

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SOCIAL REALITY, INC.

For custom campaigns, we develop an advertising campaign and applications which are geared towards multiple publishing partner websites. We bill our advertising customers for the development of the campaigns and for the placement of advertising. Payments to publishing partner websites are based on rates negotiated with those websites. . The costs that we incur from publishing partners’ websites are based on rates negotiated independently from our advertising customer contracts. Our payments to publishing partner websites are our responsibility and are due, regardless as to whether we receive payment from our advertisers or not.

Sincerely,

/s/ Christopher Miglino

Christopher Miglino

Chief Executive Officer

Social Reality, Inc.

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